UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                               Superior Essex Inc.
                   -------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                   -------------------------------------------
                         (Title of Class of Securities)

                                    86815V105
                   -------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
                   -------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86815V105
--------------------------------------------------------------------------------
      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Strategic Value Partners, LLC
         (IRS No. 03-0455248)
--------------------------------------------------------------------------------
      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [ ]
         (b)  [ ]
--------------------------------------------------------------------------------
      3. SEC Use Only.
--------------------------------------------------------------------------------
      4. Citizenship or Place of Organization:   Delaware
--------------------------------------------------------------------------------
Number of      5. Sole Voting Power         1,174,299
Shares         -----------------------------------------------------------------
Beneficially   6. Shared Voting Power               0
owned by       -----------------------------------------------------------------
Each           7. Sole Dispositive Power    1,174,299
Reporting      -----------------------------------------------------------------
Person With    8. Shared Dispositive Power          0
--------------------------------------------------------------------------------
      9. Aggregate Amount Beneficially Owned by Each Reporting Person  1,174,299
--------------------------------------------------------------------------------
     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions) [ ]
--------------------------------------------------------------------------------
     11. Percent of Class Represented by Amount in Row (9)   6.90%
--------------------------------------------------------------------------------
     12. Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

Item 1.
      (a)   Name of Issuer:
            Superior Essex Inc. (the "Issuer").

      (b)   Address of Issuer's Principal Executive Offices:
            150 Interstate North Parkway, Atlanta, Georgia 30339

Item 2.

      (a)   Name of Person Filing: Strategic Value Partners, LLC

            This Statement is being filed on behalf of Strategic Value Partners, LLC (the "Reporting Person"). The Reporting Person acts as investment adviser to private funds and a managed account over which the Reporting Person exercises discretionary authority (collectively, the "Accounts"). The Reporting Person is the investment advisor of, and exercises sole investment discretion over, Strategic Value Master Fund Ltd., a Cayman Islands exempted company, which is an Account. The controlling member of the Reporting Person is Mr. Victor S. Khosla ("Mr. Khosla").

      (b)   Address of Principal Business Office or, if none, Residence

            The address of the principal business office of the Reporting Person is: 375 Park Avenue, 29th Floor New York, New York 10152.

      (c)   Citizenship

               The Reporting Person is a Delaware limited liability company.

      (d)   Title of Class of Securities: Common Stock

      (e)   CUSIP Number: 86815V105


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Act
                    (15 U.S.C. 78o).

            (b) [ ] Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C 80a-8).

            (e) [ ] An investment adviser in accordance with
                    ss.240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            As of December 31, 2004, the Reporting Person was the beneficial owner of 1,174,299 Shares, which included 941,127 Shares managed for the account of Strategic Value Master Fund Ltd.

      (b)   Percent of class: 6.90%

      (c)   Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote: 1,174,299

           (ii) Shared power to vote or to direct the vote -0-

          (iii) Sole power to dispose or to direct the disposition of: 1,174,299

           (iv) Shared power to dispose or to direct the disposition of -0-

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).


Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

The Reporting Person has beneficial ownership of the Common Stock which is the subject of this filing through the investment discretion the Reporting Person exercises over the Accounts. Although such Accounts do not have beneficial ownership of such Common Stock for purposes of Section 13 and Section 16 of the Securities Exchange Act of 1934, one Account of the Reporting Person, Strategic Value Master Fund Ltd., owns of record more than 5% of the class of securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

NOT APPLICABLE


Item 8.  Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

NOT APPLICABLE


Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

NOT APPLICABLE


Item 10. Certification

      (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 11, 2005
                                -----------------------------------
                                               Date

                                         /s/ Geoffrey Gold
                                -----------------------------------
                                             Signature


                                       Geoffrey Gold/Partner
                                -----------------------------------
                                            Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:   Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)